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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    IBP, INC.
                            (Name of Subject Company)

                                    IBP, INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.05 Per Share
                         (Title of Class of Securities)

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                                    449223106
                      (CUSIP Number of Class of Securities)

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                              SHEILA B. HAGEN, ESQ.
                                 General Counsel
                                    IBP, inc.
                             800 Stevens Port Drive
                             Dakota Dunes, SD 57049
                            Telephone: (605) 235-2061

   (Name, Address and Telephone Number of Person authorized to Receive Notice and Communication on behalf of the Person(s) Filing Statement)

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                                 With a copy to:

                              SETH A. KAPLAN, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                                51 W. 52nd Street
                               New York, NY 10019
                                 (212) 403-1000

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|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

      This Amendment No. 4 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended hereby, the "Schedule 14D-9") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $0.05 per share, of IBP, inc., a Delaware corporation (the "Company" or "IBP"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Supplement No. 1 to the Offer to Purchase, dated January 5, 2001, and in the related Letter of Transmittal.

      On January 26, 2001, the Company issued a press release in which it said it had responded to Tyson's letter of January 24, 2001, as well as to other issues related to the Company. The Company attached to the press release a letter it sent to Tyson on January 25, 2001. A copy of the press release is filed herewith as Exhibit (a)(7) and the information set forth in the press release is incorporated herein by reference.



ITEM 9:  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibits

      (a)(7)  Press release issued by the Company, dated January 26, 2001.




      This document and the exhibit attached hereto may contain "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. IBP


                                      -1-

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undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      -2-

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2001               IBP, inc.



                                      By:/s/ Larry Shipley
                                          ------------------------------
                                          Name: Larry Shipley
                                          Title: Chief Financial Officer



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                                  EXHIBIT INDEX

Exhibit

(a)(7)     Press release issued by the Company, dated January 26, 2001.